As filed with the Securities and Exchange Commission on April 27, 2001
                                                               File No. 070-9745
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 3 TO


                                    FORM U-1
                                   APPLICATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                        PINNACLE WEST CAPITAL CORPORATION
                      400 East Van Buren Street, Suite 700
                             Phoenix, Arizona 85004
              (Name of company filing this statement and address of
                          principal executive offices)


                                      None
                 (Name of top registered holding company parent)



     Herbert I. Zinn                         Mary Ann K. Huntington
     Pinnacle West Capital Corporation       Morgan, Lewis & Bockius LLP
     400 North Fifth Street                  1800 M Street, N.W.
     Mail Station 8695                       Washington, D.C.  20036
     Phoenix, Arizona  85004
                    (Name and address of agents for service)



The Commission is requested to send copies of all notices, orders, and communications in connection with this Application to:


     Herbert I. Zinn                         Mary Ann K. Huntington
     Pinnacle West Capital Corporation       Morgan, Lewis & Bockius LLP
     400 North Fifth Street                  1800 M Street, N.W.
     Mail Station 8695                       Washington, D.C.  20036
     Phoenix, Arizona  85004

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
                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

ITEM 1    DESCRIPTION OF PROPOSED TRANSACTION ...............................  3

          A.   Description of the Parties ...................................  3

               1.   Pinnacle West Capital Corporation .......................  3

               2.   Arizona Public Service Company ..........................  3

                    a.   GENERATION .........................................  4

                    b.   POWER MARKETING ....................................  8

                    c.   TRANSMISSION/DISTRIBUTION ..........................  8

               3.   Pinnacle West Energy Corporation ........................  9

               4.   APS Energy Services Company, Inc. ....................... 10

               5.   SunCor Development Company .............................. 11

               6.   El Dorado Investment Company ............................ 11

          B.   Regulatory Background ........................................ 11

          C.   The Reorganization ........................................... 12

          D.   Purpose and Anticipated Effects of the Reorganization......... 15

          E.   Additional Information ....................................... 16

ITEM 2    FEES, COMMISSIONS AND EXPENSES .................................... 16

ITEM 3    APPLICABLE STATUTORY PROVISIONS ................................... 17

          A.   Approval of the Reorganization under Section 9(a)(2) ......... 18

               1.   Section 10(b) ........................................... 19

                    a.   "Detrimental Interlocking Relations" or
                         "Concentration of Control" -- Section 10(b)(1) ..... 20

                    b.   Fairness of Consideration and Fees --
                         Section 10(b)(2) ................................... 21

                    c.   Complication of Capital Structure --
                         Section 10(b)(3) ................................... 23

               2.   Section 10(c) ........................................... 24

                    a.   Significant Benefits -- Section 10(c)(1) ........... 24

                    b.   Economics and Efficiencies of an Integrated System
                         -- Section 10(c)(2) ................................ 26

                         (i)     Economics and Efficiencies ................. 27

                         (ii)    Integrated Public Utility System ........... 27


               3.   Section 10(f) ........................................... 30


          B.   PNW Will Continue to Claim a Section 3(a)(1) Exemption
               After the Reorganization ..................................... 32


ITEM 4    REGULATORY APPROVAL ............................................... 33

ITEM 5    PROCEDURE.......................................................... 34

ITEM 6    EXHIBITS AND FINANCIAL STATEMENTS ................................. 34

          A.   Exhibits ..................................................... 36

          B.   Financial Statements.......................................... 38

ITEM 7    INFORMATION AS TO ENVIRONMENTAL EFFECTS............................ 38

     Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "Act"), Pinnacle West Capital Corporation, an Arizona corporation ("PNW"), hereby requests approval from the Securities and Exchange Commission (the "Commission") to establish a new public-utility company subsidiary in connection with the proposed corporate reorganization involving the relocation of certain generation assets from Arizona Public Service Company ("APS"), PNW's existing public-utility company subsidiary, to Pinnacle West Energy Corporation ("PWE"), another wholly-owned subsidiary of PNW, (the "Transfer Transaction"), and the operation of PWE's West Phoenix Unit No. 4 as a non-Exempt Wholesale Generator ("EWG") under the Act ("Development Activities"), (collectively, the "Reorganization"). As a result of the Reorganization, PWE will become an "electric utility company" and a "public-utility company" within the meaning of the Act, and, therefore, PNW will acquire an additional public-utility subsidiary. (However, PWE will not become a public service corporation under Arizona state law.) PNW will continue to meet the requirements for an intrastate exemption under Section 3(a)(1) of the Act and will continue to file annual exemption statements on Form U-3A-2 pursuant to Rule 2 of the Commission's regulations.

     The purpose of the Reorganization is to comply with certain requirements set forth in rules adopted by the Arizona Corporation Commission ("ACC") that provide the framework for introduction of retail electric competition in Arizona (the "Competition Rules"), and in a final ACC order approving APS' settlement with various parties with respect to implementation of the Competition Rules (the "Settlement"). Pursuant to the Competition Rules and the Settlement, APS must separate its fossil and nuclear generating assets and competitive services, including the development, acquisition and operation of generating facilities not currently owned by APS, from its transmission and distribution functions no later than December 31, 2002. (On February

8, 2001, the ACC issued an order granting APS waiver of this requirement for "solar resources" and "environmentally friendly renewable electricity technologies.") PNW seeks Commission approval now, however, because APS intends to move a substantial portion of its generating assets to PWE during 2001, and PWE is currently involved in the development, acquisition, and operation of other generating facilities that are expected to come online during 2001. In particular, PWE has been developing West Phoenix No. 4, a 120 MW gas-fired combined cycle unit that is now ready to sell test power and go into operation.(1) There may be some delays in moving particular assets from APS to PWE, pending receipt by APS of certain consents or waivers from third parties with respect to such assets, but most of the non-nuclear generating assets are to be moved to PWE during 2001.

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(1)  As explained below, because West Phoenix No. 4 was prepared to go into operation sooner than previously anticipated, PWE filed an application for an EWG determination with the Federal Energy Regulatory Commission ("FERC") and intends to maintain EWG status only so long as necessary.

ITEM 1 DESCRIPTION OF PROPOSED TRANSACTION

     A.   DESCRIPTION OF THE PARTIES


          1. PINNACLE WEST CAPITAL CORPORATION: PNW was incorporated in 1985 under the laws of the State of Arizona. Through its subsidiaries, PNW is engaged in the generation, transmission, and distribution of electricity and the sale of energy services. Also through subsidiaries, PNW is involved in real estate development and in venture capital investment. On December 31, 2000, PNW employed approximately 7,200 people, including the employees of its subsidiaries. Of these employees, 5,300 were employees of its existing public-utility subsidiary, APS, and employees assigned to joint projects of APS where APS serves as a project manager. PNW's principal executive offices are located at 400 East Van Buren, Phoenix Arizona 85004. PNW is currently a public-utility holding company exempt from the provisions of the Act, except
Section 9(a)(2), by reason of its filing of annual exemption statements on Form U-3A-2 pursuant to Rule 2 of the Commission's regulations. 17 C.F.R. ss. 250.2(a). PNW's direct, wholly-owned subsidiaries are described below and a copy of PNW's most recent Form U-3A-2 is attached as Exhibit G-1.

          2. ARIZONA PUBLIC SERVICE COMPANY: APS is a public-utility company incorporated in 1920 under the laws of the State of Arizona. APS is a wholly-owned subsidiary of PNW. APS' principal executive offices are located at 400 North Fifth Street, Phoenix, Arizona 85004. APS provides retail electric services principally in the State of Arizona and is actively engaged in the competitive wholesale electric markets. As of December 31, 2000, APS served approximately 850,000 retail electric customers in its service territory. APS is subject to regulation by the ACC with respect to retail rates, accounting, service standards, service territory, issuances of securities, siting of generation and transmission projects and various other matters.

     APS is also subject to the jurisdiction of FERC under Parts I, II, and III of the Federal Power Act for certain phases of its business, including regulation of its rates relating to wholesale sales of energy and interstate transmission, licensing its hydroelectric stations, accounting, and certain other matters. APS' current business structure consists of three primary business units: generation; power marketing; and transmission/distribution. The following briefly describes these business units.

               a. GENERATION - As of December 31, 2000, APS owned or leased generating facilities with a total accredited capacity of approximately 4,000 megawatts. The fuel mix of APS' generation capacity is 41.8% coal; 31.5% gas or oil; 26.5% nuclear; and less than 1% other. APS' sources of energy during 2000 were approximately 54% from its own generation resources and approximately 46% from purchased power. The Reorganization involves the relocation of the ownership interest of a substantial portion of APS' generating facilities and related facilities, as well as the transfer of certain of the employees of APS' generation business unit.(2) Attached, as Exhibit E-1, is a map showing the location of each of APS' generation facilities. As of December 31, 2000, the APS generating assets being moved to PWE during 2001 can be described as follows:(3)

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(2)  Because of anticipated decommissioning activities, APS intends to retain its interest in the Childs-Irving plant, a hydroelectric generating plant with a total accredited capacity of approximately 3 megawatts. In addition, the ACC's February 8, 2001 order contemplates that APS will retain ownership interests in its solar and environmentally friendly renewable resource generating plants. The total accredited capacity from these units is approximately 1 megawatt.
(3) In addition to the generating facilities to be moved during 2001, APS also owns or leases an interest in the Palo Verde Nuclear Generating Station ("PVNGS"), a three-unit nuclear generating facility located in Wintersburg, Arizona approximately 55 miles west of Phoenix, Arizona. The total accredited capacity of PVNGS is 3,733 megawatts, of which APS owns or leases 29.1%, or approximately 1,086 megawatts. APS is also the operator of the facility. There are six other co-owners of PVNGS, which collectively own or lease the remaining 70.9%. Ownership is in the form of a co-tenancy, and the co-owners are not affiliates of one another. APS operates PVNGS pursuant to an agreement in which each owner pays its proportionate share of the cost of operating the facility. While the Transfer Transaction involving APS' fossil generating facilities is contemplated to occur during 2001, APS does not plan to move its interest in PVNGS to PWE until 2002. The delay in moving the nuclear assets

     FOUR CORNERS POWER PLANT ("FOUR CORNERS"):

     Four Corners is a five-unit coal fired power plant located near Farmington, New Mexico on the Navajo Reservation. The property underlying the plant is held under easements granted by the federal government and under leases from the Navajo Nation. Units 1, 2 and 3 have an accredited capacity of 560 megawatts. These units are 100% owned and operated by APS. Units 4 and 5 have an accredited capacity of 1,480 megawatts; APS owns 15% of units 4 and 5, or 222 megawatts. The remaining interests in units 4 and 5 are co-owned by five other entities. Ownership of units 4 and 5 is through a co-tenancy arrangement, and the co-owners are not affiliates of one another. APS operates Four Corners units 4 and 5 pursuant to an agreement in which each owner pays its proportionate share of the operating cost.

     CHOLLA POWER PLANT ("CHOLLA"):

     Cholla is a four-unit coal-fired power plant located in Navajo County approximately 200 miles northeast of Phoenix, Arizona. Units 1, 2 and 3 have an accredited capacity of 615 megawatts. These units are 100% owned and operated by APS. Unit 4 has an accredited capacity of 380 megawatts; unit 4 is 100% owned by another unaffiliated entity. APS is also the operator for this unit.


----------
     is to ensure additional time to adequately address complicated contractual arrangements, such as sale and leaseback provisions between APS and certain owner trusts to which APS has sold and leased back a portion of its interest in PVNGS Unit 2 and the PVNGS common facilities. There are also certain financial and economic considerations that must be resolved before the nuclear assets can be moved to PWE.

     NAVAJO POWER PLANT ("NAVAJO"):

     Navajo is a three-unit coal-fired plant located south of Page, Arizona. The total accredited capacity for the plant is 2,250 megawatts. APS owns 14%, or 315 megawatts of this plant. The remaining interests in the plant are co-owned by five other entities which are not affiliated with APS. APS does not operate Navajo.

     SAGUARO POWER PLANT ("SAGUARO"):

     Saguaro is a four-unit power plant consisting of two gas/oil-fired steam units and two gas/oil-fired combustion turbine units and is located 30 miles north of Tucson, Arizona. The total accredited capacity for the plant is 319 megawatts. Steam units 1 and 2 have a combined capacity of 209 megawatts, and the two combustion turbines have a combined capacity of 110 megawatts. This plant is 100% owned and operated by APS.

     OCOTILLO POWER PLANT ("OCOTILLO"):


     Ocotillo is a multi-fueled generating plant located in Tempe, Arizona. Two units are gas/oil-fired steam units, and two units are gas/oil-fired combustion turbines.(4) The total accredited capacity for steam units 1 and 2 is 226 megawatts and for combustion turbine units 1 and 2, the accredited capacity is 110 megawatts. This plant is 100% owned and operated by APS.


     YUCCA POWER PLANT ("YUCCA"):

     Yucca is a five-unit gas/oil combustion turbine plant located near Yuma, Arizona. The accredited capacity of units 1, 2, 3 and 4 is 147 megawatts. These units are 100% owned and operated by APS. Unit 5 and a separate steam unit are owned by a separate, unaffiliated entity but operated by APS.

     WEST PHOENIX POWER PLANT ("WEST PHOENIX"):


     West Phoenix is an eight-unit gas/oil-fired steam, combustion turbine, and combined cycle generation plant located in Phoenix, Arizona. Combustion turbine units 1 and 2 have an accredited capacity of 110 megawatts; combined cycle units 1, 2 and 3 have an accredited capacity of 255 megawatts; and steam units 4, 5 and 6 have an accredited capacity of 108.3 megawatts. APS owns and operates 100% of West Phoenix and is entitled to 100% of the output.


     DOUGLAS/FAIRVIEW POWER PLANT:

     Douglas/Fairview is a single combustion turbine unit with a capacity rating of 16 megawatts located near Douglas, Arizona. Douglas/Fairview is 100% owned and operated by APS.

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(4)  There are also three solar units at Ocotillo; however, these units will remain with APS.

               b. POWER MARKETING -- APS' Power Marketing and Trading division ("Power Marketing") primarily engages in the sale and purchase of electric capacity and energy in the wholesale market. Power Marketing sells excess power from APS' generation facilities and also purchases energy from other entities to meet APS' requirements to supply retail and wholesale customers. Power Marketing also engages in hedging transactions in forward markets for electricity and fuel and in the purchase and sale of emission allowances as part of APS' effort to manage risks associated with its generation and distribution activities. The ACC Competition Rules and Settlement contemplate that as a competitive asset, APS would also move its Power Marketing division to an affiliate. Accordingly, on October 1, 2000, Power Marketing became a division of PNW.(5)

               c. TRANSMISSION/DISTRIBUTION -- APS owns and operates approximately 5,296 miles of transmission lines, of which all but 140 miles are located within the State of Arizona.(6) APS' transmission was built primarily to bring generation from its power plants to its retail electric loads in Arizona. Ownership and operation of APS' transmission facilities is subject to regulation by FERC. Transmission rates are prescribed by FERC and the use of and


----------
(5) PNW itself did not become an electric utility company when this occurred. The Commission and Staff have both recognized, on numerous occasions, that marketing activities are not utility activities under the Act. See, e.g., UNITIL, Holding Company Act Release No. 26650 (Jan. 21, 1997); SEI Holdings, Inc., Holding Company Act Release No. 26581 (Sept. 26, 1996); Sunoco Power Marketing, L.L.C., SEC No-Action Letter, 1997 SEC No-Act. LEXIS 785 (July 24, 1997); Enron Capital & Trade Resources Corp., SEC No-Action Letter, 1997 SEC No-Act. LEXIS 287 (Feb. 13, 1997); Eastex Power Marketing, Inc., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 536 (Apr. 30,
     1996); LG&E Power Marketing, Inc., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 510 (Apr. 26, 1996); Coral Power, L.L.C., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 314 (Feb. 22, 1996); AIG Trading Corp., SEC No-Action Letter, 1995 SEC No-Act. LEXIS 195 (Jan. 20, 1995); Inter-Coast Power Marketing Co., SEC No-Action Letter, 1994 SEC No-Act. LEXIS 886 (Dec. 6,
     1994); Electric Clearinghouse, Inc., SEC No-Action Letter, 1994; SEC No-Act. LEXIS 452 (Apr. 13, 1994); CRSS Power Marketing, Inc., SEC No-Action Letter, 1994 SEC No-Act. LEXIS 431 (Mar. 31, 1994).

(6) Specifically, as of December 31, 2000, APS' transmission system included approximately 1,627 miles of 500 kV transmission, 578 miles of 345 kV transmission, 594 miles of 230 kV transmission, 176 miles of 115 kV transmission, and 2,321 miles of 69 kV transmission.

access to the transmission system is subject to FERC's open access requirements set forth in FERC Order No. 888. As of December 31, 2000, APS' distribution system included approximately 23,000 miles of distribution line and served approximately 850,000 electric retail customers in its service territory within the State of Arizona. APS provides distribution services in 11 of Arizona's 15 counties, including the metropolitan Phoenix area. Pursuant to the Settlement approved by the ACC in 1999, which is more fully discussed below, retail rates have been set until July 1, 2004, subject to conditions or circumstances which constitute an emergency. APS' transmission and distribution business will remain with APS under the Reorganization.

          3. PINNACLE WEST ENERGY CORPORATION: PWE was incorporated in Arizona on September 27, 1999 under the laws of the State of Arizona. PWE is a wholly-owned subsidiary of PNW. PWE was organized primarily to engage in the business of developing, owning, and operating generation plants used for the production and sale of wholesale energy. As of December 31, 2000, PWE was engaged in the development of approximately 2,600 megawatts of generating capacity in the State of Arizona and operations in other states are contemplated, too; however, PWE is not currently an electric utility company or a public-utility company within the meaning of the Act.


     Upon consummation of the Reorganization described herein and the subsequent relocation of APS' nuclear generating facilities, PWE will own or lease the generation facilities currently owned or leased by APS and will assume APS' responsibilities as operator of the facilities described above, with the exception of the Navajo Generating Station, which will continue to be operated by another, unaffiliated entity.

     On March 28, 2001, PWE filed an application with FERC for EWG status. PWE's EWG application describes PWE's "eligible facility" as a 100% ownership and operating interest in West Phoenix Unit No. 4 ("West Phoenix No. 4"), a newly constructed natural gas-fired, combined cycle unit with a nominal power output of 120 MW located on the site of APS's West Phoenix Plant. At the time PNW filed its original Application for Commission approval under Section 9(a)(2), it was not anticipated that West Phoenix No. 4 would be completed and prepared to go into operation prior to completion of the Transfer Transaction involving APS' fossil generating facilities. However, due to the recent energy shortages in the West, PWE accelerated the development of West Phoenix No. 4, which is now ready to provide test power and go into operation, and filed its application for EWG status. PWE will limit its activities to EWG activities until the Commission issues its order authorizing PWE to become a public-utility company subsidiary of PNW. At that time, PWE plans to inform FERC that it no longer intends to operate as an EWG.(7)


     PWE's principal place of business is 400 North Fifth Street, Phoenix, Arizona 85004.

          4. APS ENERGY SERVICES COMPANY, INC. ("APSES"): APSES is an Arizona corporation formed in 1998. APSES is a wholly-owned subsidiary of PNW. APSES was organized as a retail power marketer to provide retail energy and related retail energy services to customers throughout Arizona, California, and other states that have instituted retail direct access. APSES does not own or control electric power generation, transmission, or distribution facilities.(8) APSES' principal place of business is 400 East Van Buren Street, Phoenix, Arizona.

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(7)  In addition, to the extent necessary for PNW to maintain its intrastate exemption, PWE may establish EWG subsidiaries to own and/or operate future assets that may be located out of state.

(8) APSES is not an "electric utility company" or a "public-utility company" as those terms are defined in the Act. See, e.g., Enron, SEC No-Action Letter
     (1997).

          5. SUNCOR DEVELOPMENT COMPANY ("SUNCOR"): SunCor was incorporated in 1965 under the laws of the State of Arizona. SunCor is a wholly-owned subsidiary of PNW. SunCor is engaged in commercial and residential real estate development. SunCor is not engaged in generating, transmitting, distributing or selling electric energy and will not be affected by the Reorganization. SunCor's principal place of business is 3838 North Central, Suite 1500, Phoenix, Arizona 85012.

          6. EL DORADO INVESTMENT COMPANY ("EL DORADO"): El Dorado was incorporated in 1983 under the laws of the State of Arizona. El Dorado is an investment company and wholly-owned subsidiary of PNW. El Dorado is not engaged in the business of generating, transmitting, distributing, or selling electric energy and will not be affected by the Reorganization. El Dorado's principal place of business is 400 East Van Buren Street, Suite 800, Phoenix, Arizona 85004.

     B. REGULATORY BACKGROUND


     The Reorganization is being undertaken in accordance with the Competition Rules and Settlement. Specifically, in Arizona, the ACC has adopted the Competition Rules to expedite the transition to retail electric competition. Among other things, the Competition Rules required that APS separate its fossil and nuclear generation assets and competitive business activities from its transmission and distribution functions and to develop, acquire and operate additional generation outside of APS. In 1999, the ACC approved the Settlement between APS and several customer groups and consumer advocates resolving retail electric competition-related issues and approving unbundled tariffs.(9) The order found that the Settlement is in the public interest because it


----------
(9)  The ACC order approving the Settlement is attached as Exhibit D-5.

provides "for competitive retail access in APS' Service Territory, establishes rate reductions for all APS customers, [and] sets a mechanism for stranded cost recovery."(10)

     Under the terms of the Competition Rules and the Settlement, retail choice for APS' retail customers is being phased-in. As of January 1, 2001, all of APS' retail customers are entitled to choose their retail power supplier.(11) The retail rates of customers that continue to take fully bundled service from APS and do not choose an alternative supplier will be subject to planned rate reductions that will continue until July, 2004.(12) Under the Settlement, APS is entitled to apply for a change in the agreed upon rate reductions only in the event of an emergency or a material change in its cost of service as a result of specified extraordinary events. The Settlement also requires APS to complete separation of its fossil and nuclear generation assets by December 31, 2002.(13)

     C. The Reorganization

     As previously mentioned, APS and PWE are both currently direct, wholly-owned subsidiaries of PNW. APS and PWE will be the only two "public-utility company" (as defined in the Act) subsidiaries of PNW upon the completion of the activities described in this Application.

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(10) See Exhibit D-5.
(11) See Exhibit D-5.
(12) See Exhibit D-4.
(13) See Exhibit D-4. As noted above, APS is not required to separate its solar resources and "environmentally friendly renewable electricity technologies" from its transmission/distribution functions.

     PNW and APS propose to transfer APS' fossil generating facilities pursuant to the arrangements described in the Term Sheet,(14) attached as Exhibit B-1 hereto. In connection with the Transfer Transaction, it is contemplated that the following transactions will occur during 2001: First, APS will contribute all of its fossil generating facilities, assets and related operational agreements, to one or more of these newly-formed subsidiaries (hereafter "Transitory Subsidiaries") which will be wholly-owned by APS. This transaction is intended to qualify as a tax-deferred reorganization under Internal Revenue Code ("IRC")
Section 368(a)(1)(D). Second, APS will distribute or cause to be distributed all of the stock of each Transitory Subsidiary to PNW in a transaction intended to qualify as a tax-deferred spin-off under IRC Section 355. Third, under state law, the Transitory Subsidiaries will then be merged into PWE (with PWE as the surviving entity) in a transaction intended to qualify as a tax-deferred statutory merger under IRC Section 368(a)(1)(A). It is contemplated that the three aforementioned transactions will occur simultaneously.

     When the Reorganization is complete and APS' nuclear generating assets have been moved to PWE, APS' existing divisional structure in which its electric utility operations are divided along functional lines will be formalized, and separate corporate entities will own the transmission/distribution facilities and the fossil and nuclear generating assets. APS will become essentially a "wires" company and continue to own and operate its existing electric transmission/distribution system,(15) and PWE will become a "generating" company and will own or lease and operate the existing fossil and nuclear generation plants and other generation

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(14) Although the term sheet indicates that the transfer of assets will take place "on or before January 1, 2001," it is now contemplated to occur during 2001.
(15) APS will also continue to own its solar and renewable resource generating assets.

facilities it develops, or acquires in the future, and sell the output from these plants and other facilities at wholesale to Power Marketing. Power Marketing, in turn, is expected then to sell power to APS and other non-affiliated power purchasers. APS will continue to provide transmission and distribution services at regulated rates, as well as provide energy to those retail customers in APS' existing service territory that do not elect to use an alternate retail power supplier. A diagram of PNW's corporate structure, after the Transfer Transaction is complete and the nuclear generating facilities have been moved to PWE, is shown on Appendix B to Exhibit D-1 attached hereto.

     The Transfer Transaction is subject to certain conditions as stated in the Term Sheet attached as Exhibit B-1. Principally, these conditions include: (a) the approval of the Commission under Section 9(a)(2) of the Act; (b) approvals of FERC under Sections 203 and 205 of the Federal Power Act, 16 U.S.C. ss.ss.824b and d (1994); and (c) consents and waivers of certain third parties with respect to contracts associated with the generation assets. The approval of the ACC has already been granted.(16) No PNW shareholder approval is required in connection with the Transfer Transaction. Although APS does not believe that shareholder approval is required for the Transfer Transaction, the approval of its sole shareholder was obtained on November 15, 2000.(17) The approval of APS' Board of Directors was also obtained on November 15, 2000.

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(16) Approval from the Nuclear Regulatory Commission ("NRC") will be obtained in connection with the movement of APS' interest in its nuclear generating assets, which will occur by year-end 2002. No NRC approval, however, is necessary in connection with the Transfer Transaction involving APS' fossil generating facilities. Approval of some plant participants may also be required.

(17) As a wholly-owned subsidiary of PNW, APS' only shareholder is PNW.

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
     No approval, other than the approval of the Commission under Section 9(a)(2), is necessary in connection with the Development Activities.(18)

     D. PURPOSE AND ANTICIPATED EFFECTS OF THE REORGANIZATION

     The principal purpose of the Reorganization and the subsequent relocation of APS' nuclear generating facilities to PWE is to assure compliance with the provisions of the Competition Rules and the Settlement and provide PNW with increased financial, managerial, and organizational flexibility which will enable APS and PWE to effectively compete in a restructured utility industry.


     After extensive investigation and analysis, PNW has determined that the proposed Reorganization offers the best means of positioning the PNW system for future changes and opportunities and will enable PNW to take advantage of emerging business opportunities and manage risks to the benefit of both shareholders and customers. The Reorganization is the first step in a clear functional and corporate separation between PNW's competitive generation business, and its distribution and transmission business, enabling each company to focus its resources on more clearly defined product markets and services. The intent of the Reorganization and subsequent relocation of APS' nuclear generating facilities is to create a financially sound and responsive utility system which can provide utility services effectively and efficiently. Additionally, the corporate division along functional lines will provide a better structure for regulators to assure that there is no cross-subsidization of costs or transfer of business risk from the competitive generation business to the fully-regulated

----------
(18) As noted above, PWE has filed with FERC an application for EWG status in connection with its Development Activities. In addition, although PWE's Development Activities may involve various siting, environmental, or other approvals, all of the approvals in connection with PWE's operation of West Phoenix No. 4 have already been obtained.

transmission/distribution business. Moreover, this type of corporate division of utility assets and operations along functional lines is becoming a highly-desirable form of conducting both a regulated transmission/distribution business and a competitive generation business.

     The Reorganization will have no adverse effect on APS' existing electric utility operations. The Reorganization will not cause substantive changes in PNW's ultimate interest in existing utility businesses and will not involve the transfer or acquisition of any additional utility assets beyond those currently held by APS or those which have been developed by PWE . The managers and employees in PNW's existing utility operations will continue to perform their existing functions -- either as employees of APS, the transmission/distribution company, or as employees of PWE, the generating company. Thus, even though day-to-day utility operations would not be affected, the benefits discussed above will accrue to PNW and its customers and shareholders as a result of the Reorganization and the subsequent relocation of APS' nuclear generating facilities to PWE.


     E. ADDITIONAL INFORMATION

     No associate company or affiliate of PNW or APS, or any affiliate of any associate company of PNW or APS, has any direct or indirect material interest in the proposed Reorganization except as stated herein.

ITEM 2 FEES, COMMISSIONS AND EXPENSES


     The fees, commission and expenses to be paid or incurred by PNW and APS in connection with the federal regulatory approvals required in connection with the Reorganization and the establishment of PWE are estimated as follows:

Auditors' Fee ...................................................... $ 10,000.00
Legal Fees ......................................................... $400,000.00
     Total ......................................................... $410,000.00

     In addition, there will also be certain other costs associated with the transfer of APS' generating assets to PWE; these costs, which will include fees for financial consulting, asset valuation, and engineering reports, as well as additional legal fees, are estimated not to exceed $1.5 million.


ITEM 3 APPLICABLE STATUTORY PROVISIONS

     Sections 9(a)(2) and 10 of the Act are applicable to the proposed Reorganization. As a result of the proposed Reorganization,(19) PNW will have two wholly-owned, public-utility company subsidiaries, APS and PWE. Section 9(a)(2) of the Act requires Commission approval before a person may acquire more than 5% of the outstanding voting securities of more than one "public-utility company." The standards for approval of a transaction under Section 9(a)(2) of the Act are set forth in Section 10 of the Act. The relevant standards under
Section 10 are set forth in Section 10(b), 10(c) and 10(f).


     For the reasons explained below, the Commission should approve this Application pursuant to Section 9(a)(2) of the Act because it complies with the applicable standards of Section 10. PNW respectfully requests that the Commission issue an order approving the Reorganization by May 1, 2001. As noted above, PWE has already filed an application with FERC for EWG status and intends to limit its activities exclusively to the ownership and operation of eligible facilities and sale of power at wholesale in order to maintain EWG status

----------
(19) At this time, it is not entirely clear whether it is the Transfer Transaction or the Development Activities that will cause PWE to become a public-utility company. As noted above, PWE has applied to FERC for EWG status because West Phoenix No. 4 will be prepared to sell test power prior to the date of a Commission order authorizing PWE to become a public-utility company. Once the Commission issues its order, however, PWE intends to inform FERC that it will no longer maintain EWG status. Thus, PNW seeks authorization for PWE to become a public-utility company the EARLIER of (1) the date PWE notifies FERC that it no longer intends to maintain EWG status or (2) the date the Transfer Transaction is consummated.

until the Commission issues an order approving this Application. Because EWG status limits PWE's activities to those "incidental" to the ownership and operation of eligible facilities, PWE is eager to become a public-utility company as soon as possible in order to have broader flexibility in addressing the needs of the electric power market.

     A. APPROVAL OF THE REORGANIZATION UNDER SECTION 9(a)(2).

     Section 9(a)(2) makes it unlawful, without approval of the Commission under
Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." By virtue of the proposed Reorganization, PNW will own more than 5% of the outstanding voting securities of two "public-utility companies" (APS and PWE) thus becoming an affiliate of both of these public-utility companies. Under Section 2(a)(5) of the Act, a "public-utility company" is an "electric utility company" or a "gas utility company." Under Section 2(a)(3) of the Act, an "electric utility company" is defined as "any company which owns or operates facilities used for the generation, transmission, or distribution of electric energy for sale . . . ."
Upon completion of the Reorganization, PWE will own and operate certain of APS' existing facilities for the generation of electric energy for sale, as well as West Phoenix No. 4 and other generating assets to be developed or acquired by PWE in the future, and APS will continue to own and operate its existing facilities for the transmission and distribution of electric energy for sale, as well as its nuclear, solar, and hydroelectric generating facilities. Therefore, both PWE and APS will be public-utility companies within the meaning of the Act.

          1. SECTION 10(b)

     Section 10(b) provides that the Commission shall approve an acquisition pursuant to Section 9(a)(2) unless the Commission finds that:

     (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors, or consumers;

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

PNW respectfully submits that no adverse findings should be made under any of these provisions.

               a. "DETRIMENTAL INTERLOCKING RELATIONS" OR "CONCENTRATION OF CONTROL" -- SECTION 10(b)(1)

     Consistent with Section 10(b)(1) of the Act, PNW submits that the Reorganization will not tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or customers. The Reorganization involves the first step in the ultimate segregation of APS' existing utility assets and operations along functional lines into a generation company (PWE) and a transmission and distribution company (APS).

     While there may be certain common directors and officers of PNW and the public-utility subsidiaries, these relations normally exist in public-utility holding company systems among affiliated and associated companies and should not be considered detrimental to the public interest or the interest of investors or consumers. See Central Maine Power Company, et al., Holding Co. Act Release No. 26903 (Aug. 7, 1998); CIPSCO, Inc., Holding Co. Act Release No. 25152, 47 SEC Docket 174 (Sept. 18, 1990).


     Similarly, the Reorganization should not, within the meaning of Section 10(b)(1), be deemed to tend towards any "concentration of control of public-utility companies" that might be detrimental to the public interest, consumers or investors. The Reorganization will not involve the acquisition or control of any utility assets or operations which are not already owned or controlled by PNW or its existing public-utility subsidiary, APS, or being developed by PWE, and "will therefore have no effect on the concentration of control of public-utility companies." Central Maine Power Company, et al., Holding Co. Act Release No. 26903 (Aug. 7, 1998); accord BEC Energy, et al., Holding Co. Act Release No. 26874 (May 15, 1998); Energy East

Corp., Holding Co. Act Release No. 26834 (March 4, 1998); Wisconsin Energy Corp., Holding Co. Act Release No. 24267 (Dec. 18, 1996).


               b.   FAIRNESS OF CONSIDERATION AND FEES -- SECTION 10(b)(2)

     Section 10(b)(2) of the Act requires the Commission to determine whether the consideration paid in connection with a proposed acquisition of securities is reasonable and bears a fair relation to the investment in and earning capacity of the utility assets underlying the securities being acquired.


     The generating assets being moved as part of the Transfer Transaction will be recorded on the books of PWE at net book value. In addition, PWE will assume certain outstanding debt associated with the generating assets being moved. However, in order to maintain APS' current debt to common stock equity ratio,
(20) PNW will not move all of the outstanding debt associated with the generating assets to PWE. The valuation of PNW's investment in the securities of PWE and APS will be adjusted accordingly to reflect the movement of these assets and the associated debt to PWE.(21)

----------
(20) As of December 31, 2000, APS' debt to Common Stock equity ratio was 49%/51%. The Reorganization is being structured so that this ratio will remain the same after the Reorganization.

(21) Specifically, PWE will assume APS' rights and obligations with respect to approximately $180 million in pollution control bonds issued by Navajo County, Arizona, Pollution Control Corporation and Coconino County, Arizona, Pollution Control Corporation. These two series of bonds were issued by the respective pollution control corporations under two separate Indentures of Trust dated as of August 1, 1993 between the issuer and an independent trustee. In each case, the issuer loaned the proceeds of the bonds to APS under a Loan Agreement dated as of August 1, 1993, and APS is responsible to repay the loan by making payments on the bonds when due. APS' obligations are secured by First Mortgage Bonds issued by APS and delivered to the Trustee for the pollution control bonds. At the time generating assets are moved to PWE, APS will assign its rights and obligations under the Loan Agreements to PWE, and PWE will assume such obligations. APS will remain primarily liable for such obligations and the First Mortgage Bonds will remain outstanding.

          PWE will also assume APS' obligations under another approximately $60 million of pollution control bond debt, releasing APS from such obligations. No bondholder consent is required in connection with PWE's assumption of this debt. However, APS must give advance notice to the bondholders and any bondholder who does not wish to continue to hold the bonds may tender its bonds for purchase. In addition, if the issuance of a new letter of credit in substitution for the existing letter of credit supporting the bonds causes the ratings on the bonds to be

     Since the Transfer Transaction involves an entirely intra-company movement of existing assets from one wholly-owned subsidiary to another, PNW believes that the valuation established for purposes of this asset transition is reasonable and bears a fair relationship to the sums invested in the assets. PNW, as the sole owner of both APS and PWE, can expect to earn a fair return on its investment in APS and its investment in PWE.

     An estimate of the fees and expenses to be paid in connection with the Reorganization is stated in Item 2 above. Such fees and expenses will be reasonable and customary for transactions of this kind and will not be material when measured against PNW's consolidated book value or the earning capacity of its assets. See, e.g., Madison Gas and Electric Co., Holding Co. Act Release No. 27326 (Dec. 28, 2000); WPS Resources Corp., Holding Co. Act Release No. 27330 (Dec. 28, 2000); Energy East Corp., Holding Co. Act Release No. 27128 (Feb. 2,
2000).


----------
     lower than the existing rating, the bonds will be subject to a mandatory tender on the substitution date, and all the bonds will be subject to mandatory repurchase and remarketing on that date.

               c.   COMPLICATION OF CAPITAL STRUCTURE -- SECTION 10(b)(3)

     Section 10(b)(3) of the Act requires the Commission to determine whether the transaction will unduly complicate the capital structure of the PNW system, be detrimental to the public interest, the interest of the investors or consumers, or the proper functioning of the holding-company system. No such effect will result from the Reorganization.


     The Reorganization will not involve the creation of any ownership interests other than those necessary to maintain the basic corporate relationships of the reorganized holding-company system. PNW will continue to be the only issuer of publicly owned equity securities in the system. PNW will continue to own all of the outstanding common stock of PWE, APS, and PNW's existing non-utility subsidiaries; there will be no minority equity interest in any of PNW's public-utility subsidiaries. As noted above, certain pollution control bonds issued by APS will be assumed by PWE, but this will in no way complicate the capital structure of PNW, APS, or PWE. This type of capital structure is typical of a contemporary holding company system and is within the traditional standards of the Act.


     Moreover, the Reorganization is a significant step toward the ultimate goal of creating separate entities to perform PNW's transmission/distribution business and its generation business in compliance with the ACC's Competition Rules and the Settlement. Consequently, because the Reorganization does not complicate the capital structure of PNW, APS, or PWE, the standards of Section 10(b)(3) of the Act are satisfied.

          2. SECTION 10(c)

     The relevant provisions of Section 10(c) of the Act state that the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

     (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system . . . .

APS and PNW respectfully submit that no adverse determination should be made under either of these provisions.

               a.   SIGNIFICANT BENEFITS -- SECTION 10(c)(1)

     Section 10(c)(1) prohibits an acquisition of securities which is "unlawful under the provisions of Section 8" or "detrimental to the carrying out of the provisions of Section 11." By their express terms, Sections 8 and 11 apply only to registered holding companies and do not apply to exempt holding companies. After the Reorganization, PNW will continue to be exempt from all provisions of the Act, except Section 9(a)(2), pursuant to Section 3(a)(1) of the Act since PNW and its utility subsidiaries, APS and PWE, will each be predominantly intrastate in character, carry on their businesses substantially in Arizona, and be organized in Arizona. Accordingly, Section 8 of the Act is inapplicable to the Reorganization.

     For the purposes of the Commission's review of the proposed reorganization of a holding company, the relevant provision of Section 11 is Section 11(b)(2), which requires the Commission to find that "the corporate structure . . . of any company in the holding-company system does not unduly or unnecessarily complicate the structure . . . of such holding-company system." In that connection, the Commission has construed this requirement, "to mean that the structural change must result in significant benefits to the holding-company system." CIPSCO Inc., Holding Co. Act Release No. 25152, 47 SEC Docket at 178 (Sept. 18, 1990); accord Central Maine Power Company, et al., Holding Co. Act Release No. 26903 (Aug. 7, 1998); BEC Energy, et al., Holding Co. Act Release No. 26874 (May 15, 1998); Energy East Corp., Holding Co. Act Release No. 26834 (March 4, 1998).


     As discussed above in Section D of Item 1, the corporate structure resulting from the Reorganization will yield significant benefits. Most importantly, the Reorganization and subsequent movement of APS' nuclear generating facilities to PWE will enable APS to implement the requirements of ACC Competition Rules and Settlement. In particular, as the ACC noted in its order on the Settlement, the Settlement provides for competitive retail access in APS' service territory, establishes rate reductions for all APS customers, sets a mechanism for stranded cost recovery, and is in the public interest.(22) In addition, segregation of the separate utility functions into separate corporations dedicated solely to those functions will: (1) enable the executives, officers, and managers of APS and PWE to concentrate on the delivery of cost efficient and effective utility services responsive to the needs of customers; (2) allow PNW's subsidiaries and affiliates to be more competitive in their businesses; (3) segregate the financial and legal risks


----------
(22) See Exhibit D-5.

associated with those businesses; (4) ensure that there is no cross-subsidization of costs or business risk; and (5) aid the investment community in analyzing and valuing individual lines of business. In cases involving corporate reorganizations or the formation of holding companies, the Commission has held that the existence of these kinds of potential benefits satisfies the statutory standard of Section 10(c)(1). See, e.g., Central Maine Power Company, Holding Co. Act Release No. 26903 (Aug. 7, 1998); Atlanta Gas Light Company, Holding Co. Act Release No. 26482, 61 SEC Docket 1057 (March 5,
1996); SIGCORP, Inc., Holding Co. Act Release No. 26431, 60 SEC Docket 90 (Dec. 14, 1995); PP&L Resources, Inc., Holding Co. Act Release No. 26248, 58 SEC Docket 2634 (March 10, 1995); CIPSCO Inc., Holding Co. Act Release No. 25152, 47 SEC Docket 174 (Sept. 18, 1990); Wisconsin Energy Corp., Holding Co. Act Release No. 24267 (Dec. 18, 1996).


               b. ECONOMICS AND EFFICIENCIES OF AN INTEGRATED SYSTEM - SECTION 10(c)(2)

     Under Section 10(c)(2), the Commission must find that the Reorganization tends towards the economical and efficient development of an integrated public utility system. PNW respectfully submits that this standard is met in this case.

                    (i)  ECONOMICS AND EFFICIENCIES

     A number of economies and efficiencies will result from the PNW structure. Some of these benefits are described in Section D of Item 1 and Section A.2.a of
Item 3, above. Overall, the Reorganization will permit a more efficient way to take advantage of competitive opportunities in the electric utility industry. Separating the competitive generation business from the regulated transmission/distribution operations will increase the ability of the system to take advantage of market opportunities and enable each entity to focus its resources on more clearly defined product markets and services.

                    (ii) INTEGRATED PUBLIC UTILITY SYSTEM

     The electric utility system of PNW is presently "integrated" within the meaning of Section 2(a)(29) of the Act and will remain so after the Reorganization.

     The standards that must be met for an electric utility system to be integrated within the meaning of Section 2(a)(29) of the Act are:

     (1) the utility assets are to be physically interconnected or capable of physical interconnection and under normal conditions may be economically operated as a single interconnected and coordinated system;

     (2) the operations of the system are confined to a single area or region, that is not so large as to impair the advantages of localized management, efficient operation, and the effectiveness of regulation.


     The Commission has previously taken notice of recent developments in the electric industry and has interpreted the Act and analyzed proposed transactions in light of these changed and changing circumstances. See, e.g., American Electric Power Co., Holding Co. Act Release No. 27186 (Jun. 14, 2000) ("AEP Order"); New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1,
1997) (citing Hearing on Regulation of Public Utility Holding Companies Before Subcomm. on Telecommunications and Finance and Subcomm. on Energy and Power of the House of Representatives Comm. on Commerce, 104th Cong., 1st Sess. (Aug 4,
1995) (testimony of Arthur Levitt, Chairman, SEC)). See also Rust v. Sullivan, 500 U.S. 173, 186-87 (1991) ("an agency is not required to `establish rules of conduct to last forever,'" "but rather must be given ample latitude to `adapt [its] rules and policies to the demands of changing circumstances.'") (citations omitted).

     The Settlement and ACC Order introducing retail competition and requiring the separation of the regulated transmission/distribution business from the competitive generation and marketing businesses constitute the type of "changing circumstance" which the Commission should consider in evaluating the proposed Reorganization. In addition, FERC has recognized that in order to foster competitive electric markets, the operation of transmission facilities should be functionally unbundled from the generation business and/or transferred to an entirely separate corporate entity. The proposed Reorganization is consistent with these goals.

     When the Reorganization is complete, and APS has moved its nuclear generating assets to PWE, APS will be in compliance with the ACC Order and Settlement. Yet, the Reorganization will not affect the physical interconnections or coordinated operations associated with PNW's existing utility system. All of APS' existing interconnections will remain intact. A continuous, geographically compact system, with the same physical interconnections as exist today, will be maintained.

     Moreover, although the Reorganization, for the most part, will unbundle the transmission/distribution business from the generation business from a financial perspective, the Reorganization will not affect coordination from an operational perspective. The generation and/or flow of power within the system will continue to be centrally controlled and dispatched as need or economy dictates. See, e.g., WPS Resources Corp., Holding Co. Act Release No. 27330

(Dec. 28, 2000); UNITIL, Holding Co. Act Release No. 25524 (Apr. 24, 1992). Currently, economic dispatch of units is performed by Power Marketing and that responsibility will continue to reside with Power Marketing after the Reorganization is complete. Power Marketing will ensure that power needed to serve the wires company's obligations is supplied through a combination of resources consisting of PWE-owned generation, APS-owned generation, and purchased power. Economic dispatch will be performed on the basis of availability and cost. System reliability operations will continue to be performed within the transmission organization as it always has been.

     The proposed Reorganization involves the relocation of APS' ownership interest in its fossil generating facilities to PWE. This change in ownership is not expected to have a significant impact on PNW's use and enjoyment of the relocated assets. Power Marketing will conduct marketing efforts, both as a buyer and seller, for the PNW system. The Commission has recently recognized joint marketing efforts as a means to coordinate system operations within the meaning of the Act.(23) System dispatchers in Power Marketing will continually monitor the generation needs and capacity of the PNW system. Moreover, the generating assets will be dedicated to serving APS' bundled load and provider-of-last-resort obligations, albeit through a series of intra-holding company sales (that is, sales from PWE to Power Marketing and then to APS), at least through 2002. Beginning in 2003, APS will be required to procure at least 50% of its requirements through an open market bidding process. It is likely that PWE generation will be bid in to that requirement through PNW. To the extent non-PWE generation is selected to supply the APS bundled load and provider-of-last-resort obligations, that generation would be

----------
(23) American Electric Power Company, Inc., Holding Co. Act Release No. 27186 (June 14, 2000).

     In addition, PWE and APS will enter into interconnection agreements containing terms and conditions governing the interconnection of each of PWE's generators with the APS transmission/distribution system.(24) The agreements will include provisions for maintenance, included in the purchased power portfolio of APS, and Power Marketing would simply include that purchased power in the generation dispatch queue, the same as it does for purchased power today. This method of operation will result in lower available energy costs for the APS distribution function. operating and metering standards, access to facilities, redispatch, the provision of ancillary services, and liability issues. Power Marketing will also enter into transmission service agreements with APS under APS' FERC open access transmission tariff so that Power Marketing can receive deliveries from PWE and deliver electric energy to APS for service to APS' retail and wholesale native load customers.

     Finally, the area of operations of the system will not be affected by the Reorganization and will continue to be primarily confined to a single area (e.g., APS' existing service territory in Arizona) that is not so large as to impair the advantages of continuing localized management, efficient operation, and effective regulation. See CP&L Energy, Inc., Holding Co. Act Release No. 27188 (June 15, 2000); Central Maine Power Company, et al., Holding Co. Act Release No. 26903 (Aug. 7, 1998).


          3. SECTION 10(f)

     Section 10(f) provides that "[t]he Commission shall not approve any acquisition . . . under this Section unless it appears to the satisfaction of the Commission that such State laws as


----------
(24) Interconnection agreements already exist for the generating units that are jointly owned or leased by APS; therefore, new interconnection agreements will be required only for those facilities that will be owned or leased in their entirety by PWE and for any new generating facilities developed or acquired by PWE.

may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of Section 11 . . . ."


     The Transfer Transaction is conditioned on full compliance with the laws of the Arizona. The Development Activities do not explicitly raise any questions of State law, other than siting and permitting issues; however, PNW fully complied with all applicable State laws when it initially formed PWE. APS is currently and will remain subject to the jurisdiction of the ACC with respect to the provision of retail electric service. APS and PNW have received the necessary approval from the ACC to proceed with the Transfer Transaction. A copy of this ACC approval is filed as Exhibit D-5 hereto.

     For the reasons stated above, the proposed Reorganization meets the standards set forth in Sections 9(a)(2) and 10. The Reorganization involves the first step in the segregation of APS' existing utility assets and operations along functional lines into two companies - one company that is primarily in the wires business and a second in the generation business. The Reorganization will not unduly complicate the capital structure of the PNW system; nor will the Reorganization be detrimental to the public interest, the interests of investors or consumers, or the proper functioning of this system. Also, the Reorganization will yield significant benefits by allowing PNW's public-utility subsidiaries to more effectively compete in the electric utility industry. Therefore, the Commission should by order approve the Reorganization.

     B. PNW WILL CONTINUE TO CLAIM A SECTION 3(a)(1) EXEMPTION AFTER THE REORGANIZATION.

     Section 3(a)(1) of the Act makes an exemption from all of the provisions of the Act, except for Section 9(a)(2), available to a holding company, if "such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominately intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized." After the Reorganization is complete, PNW and its two public-utility subsidiaries -- APS and PWE -- will be predominantly intrastate in character and will carry on their business substantially in Arizona, the state in which they are all organized.(25) In this regard, PNW will continue to claim an exemption pursuant to Section 3(a)(1) of the Act and Rule 2 of the Commission's regulations, by filing annual exemption statements on Form U-3A-2 following the Reorganization.

----------
(25) While APS' existing power marketing division was moved to PNW, and continues to perform its power marketing activities on a nationwide basis, PNW's utility operations are still predominately intrastate in character and conducted primarily in Arizona. As noted above, the Commission Staff has indicated in a series of no-action letters that power marketers are not considered "electric utility companies" under Section 2(a)(3) of the Act and, therefore, are not "public-utility companies" under Section 2(a)(5) of the Act. See, e.g., Sunoco Power Marketing, L.L.C., SEC No-Action Letter, 1997 SEC No-Act. LEXIS 785 (July 24, 1997); Enron Capital & Trade Resources Corp., SEC No-Action Letter, 1997 SEC No-Act. LEXIS 287 (Feb. 13, 1997).

ITEM 4 REGULATORY APPROVAL


     The Transfer Transaction requires the approval of the ACC and FERC. APS has received an order approving the Transfer Transaction from the ACC, a copy of which is attached hereto as Exhibit D-5. APS also filed an application for approval of the proposed Transfer Transaction with the FERC, a copy of which is attached as Exhibit D-1. A copy of the final FERC order pursuant thereto was filed by amendment on December 8, 2000, as Exhibit D-2. Other than such enumerated approvals and the approval of the Commission hereunder, no other approvals are required for the Transfer Transaction and the movement of APS' fossil generating assets to PWE.(26) No approvals, other than the approval of the Commission under Section 9(a)(2) of the Act, are necessary in connection with PWE's Development Activities.(27)


----------
(26) As noted above, approval from the NRC will be obtained in connection with the relocation of APS' nuclear generating facilities to PWE. See Supra n. 10.

(27) As noted above, PWE has filed with FERC an application for EWG status in connection with its Development Activities. In addition, although PWE's Development Activities may involve various siting, environmental, and other approvals, all of the approvals in connection with PWE's operation of West Phoenix No. 4 have already been obtained.

ITEM 5 PROCEDURE

     PNW respectfully requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. PNW also requests that there be no hearing on this application and that the Commission issue its order as soon as practicable after the filing hereof. PNW respectfully requests that the Commission issue and publish the requisite notice under Rule 23 with respect to the filing of this application not later than January 22, 2001, such notice to specify a date not later than February 22, 2001, by which comments may be entered and a date not later than May 1, 2001, as the date after which an order of the Commission granting and permitting this application to become effective may be entered by the Commission. A form of Notice is filed herewith as Exhibit H-1.


     Without prejudice to its right to modify the same if a hearing should be ordered on this application, PNW hereby makes the following specifications required by paragraph (b) of Item 5 of Form U-1:

     (1) There should not be a recommended decision by a hearing officer or any other responsible officer of the Commission.

     (2) There should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective.

     (3) PNW consents to the Division of Investment Management assisting in the preparation of the Commission's decision or order in this matter, unless such Division opposes this application.

ITEM 6 EXHIBITS AND FINANCIAL STATEMENTS

     It is requested that the Commission send copies of all communications to PNW as follows:

Herbert I. Zinn                              Mary Ann K. Huntington
Pinnacle West Capital Corporation            Morgan, Lewis & Bockius LLP
400 North Fifth Street                       1800 M Street, N.W.
Mail Station 8695                            Washington, D.C.  20036
Phoenix, Arizona  85004

     A.   EXHIBITS

EXHIBIT NO.             DESCRIPTION OF DOCUMENT                        METHOD OF FILING
-----------             -----------------------                        ----------------
A-1            Restated Articles of Incorporation of PNW.     Incorporated by reference; File No.
                                                              1-8962, PNW Form 10-K for the year
                                                              ended December 31, 1999.

A-2            Restated Articles of Incorporation of APS.     Incorporated by reference; File No.
                                                              1-4473, APS Form 8-K  (Sept. 23, 1993).

A-3            Articles of Incorporation of PWE.              Filed herewith.

B-1            Form of Term Sheet.                            Filed herewith.

D-1            Application of APS, PNW and PWE to FERC        Filed herewith.
               for Authorization to Transfer
               Jurisdictional Facilities.

D-2            Order of FERC.                                 Filed by amendment on December 8, 2000.

D-3            Retail Electric Competition Rules.             Incorporated by reference; file No.
                                                              1-4473, filed as Exhibit 10.2 to APS'
                                                              Sept. 30, 1999

                                                              Form 10-Q Report.

D-4            Comprehensive Settlement Agreement Related     Filed by Amendment on April 27, 2001.
               to the Implementation of Retail Electric
               Competition, filed with the Arizona
               Corporation Commission.

D-5            ACC Approval of the Settlement Agreement.      Filed by Amendment on April 27, 2001.

D-6            Amended Settlement Agreement.                  Filed herewith.

D-7            ACC Order dated February 8, 2001 granting      Filed by Amendment on April 27, 2001.
               waiver for solar resources, and
               environmentally friendly renewable
               electricity technologies.


E-1            Map showing location of the generating         Filed herewith.
               facilities of APS that are being moved to
               PWE along with their related transmission
               facilities.


F-1            Signed initial opinion of counsel.             Filed by  Amendment on April 27, 2001.


F-2            Past-tense opinion of counsel.                 To be filed by amendment


G-1            PNW, Form U-3A-2, "Statement by Holding        Incorporated by reference; File No.
               Company Claiming Exemption under Rule U-2      69-306, dated Feb. 29, 2000.
               from the Provisions of the Public Utility
               Holding Company Act of 1935."


H-1                  Form of Notice.                          Filed herewith.

     B.   FINANCIAL STATEMENTS


STATEMENT NO.           DESCRIPTION OF DOCUMENT                        METHOD OF FILING
-------------           -----------------------                        ----------------
FS-1                 Historical consolidated financial        Incorporated by reference to Annual
                     statements of PNW                        Reports on Form 10-K for the years
                                                              ended 1999, 1998 and 1997

FS-2                 Historical consolidated financial        Incorporated by reference to Annual
                     statements of APS                        Reports on Form 10-K for the years
                                                              ended 1999, 1998 and 1997

Although separate financial statements for PWE have not been included, PWE's financial information is included in the consolidated financial statements of PNW.

ITEM 7 INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this application and declaration involves a "major federal action" nor do any of them "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this application will not result in changes in the operation of the company that will have an impact on the environment. Neither APS nor PNW are aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this application.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.


                                        PINNACLE WEST CAPITAL CORPORATION


                                        By:
                                            ------------------------------------
                                        Its:
                                            ------------------------------------


Date: April 27, 2001


Phoenix, Arizona